THE JACKSON RIVERS COMPANY
                          550 Greens Parkway, Suite 230
                              Houston, Texas 77067



                               September 20, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

       Re:  The Jackson Rivers Company
            Form 10-KSB/A for Fiscal Year Ended December 31, 2005
            Filed May 26, 2006

            Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006 File No. 333-70932

Dear Mr. Spirgel:

      In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated September 1, 2006 (the "Letter"). For your convenience, we have included the original comments from the Letter in their entirety:


 Form 10-QSB for the Quarter Ended June 30, 2006
 -----------------------------------------------

 Note 2 - Acquisition of UTSI International Corporation, page 5
 --------------------------------------------------------------

1. The cost of an acquired entity is generally determined based on the fair value of the consideration distributed to the seller, using the guidelines in paragraphs 23 of SFAS 141. Considering the characteristics of the securities issued in the merger, we believe the cost of UTSI is most reliably measured by determining the fair value of the Series C Preferred Stock.

      Your letter dated August 31, 2006 describes the methodology and assumptions you used to estimate the fair value of the Series C Preferred Shares. It is not apparent that this methodology is appropriate for determining the fair value of convertible preferred stock

      In the merger you issued Series C Preferred Stock that converts into common stock using a formula based on the market value of Jackson Rivers' common stock. The conversion formula ensures that the holders will receive common stock with a fair value of at least $2.2 million dollars. In addition, the holder may receive additional shares of common stock upon conversion as a result of the adjustment to the conversion rate based on the future revenues of UTSI's operations. We believe the fair value of the preferred shares should be based on the value of the common stock that may be issued on conversion.

                           THE JACKSON RIVERS COMPANY
                          550 Greens Parkway, Suite 230
                              Houston, Texas 77067


      Please revise your financial statements for the period ended June 30, 2006 to record the cost of UTSI based on the fair value of the preferred shares issued.


Response: In connection with the Staff's request, we have revised our financial statements for the period ended June 30, 2006 to record the cost of UTSI based on the fair value of the preferred shares issued. The revised financial statements were filed with the SEC on Form 10QSB/A on September 12, 2006.

      Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (619) 988-5869. In addition, feel free to contact our attorney, Gregory R. Carney of Spectrum Law Group LLP at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                    Very truly yours,

                                                    /s/ James E. Nelson
                                                    ----------------------------
                                                    James E. Nelson
                                                    President